333 South Hope Street Los Angeles, California 90071-1406

August 26, 2014

Mr. John Grzeskiewicz, Attorney Advisor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Emerging Markets Growth Fund, Inc. - Preliminary Proxy Statement

Dear Mr. Grzeskiewicz:

This letter is in response to oral comments we received from you on August 20, 2014 regarding Emerging Markets Growth Fund, Inc.’s Preliminary Proxy Statement filed on August 12, 2014.

Comment: Under the “Notice of Meeting of Shareholders”, add a third bullet to the list of proposals to be voted on, reflecting the elimination of certain other fundamental investment policies.

Response: We have added an appropriate bullet.

Comment: “Un-bundle” Proposal 3 so that each fundamental policy proposed to be eliminated will be set out as a separate proposal.

Response: We have un-bundled this item so that each fundamental policy proposed to be eliminated is set out as a separate proposal.

Comment: Under Proposal 3, consider adding a statement that the investment practices addressed by the eliminated policies are subject to Board approval for future changes.

Response: We believe we have adequately made such disclosure under the introduction to Proposal 3, where we state the following:

“Moreover, the Fund does not currently intend to change its present investment practices as a result of eliminating such Restrictions. However, as is currently the case, the Board, typically upon the recommendation of its investment adviser, may change or modify the way the Fund is managed in the future, as contemplated by the proposed amendments to, or elimination of, the applicable investment policies.”

Thank you for your consideration of our response to your comments. We intend to file the Definitive Proxy Statement with the Commission on, or about, August 28, 2014.

If you have any questions please do not hesitate to contact me at (213) 486-9516.

Sincerely,

/s/ Laurie D. Neat

Laurie D. Neat

Secretary